As filed with the Securities and Exchange Commission on November 25, 2013

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Turkish Investment Fund, Inc.

(Name of Subject Company [Issuer])

The Turkish Investment Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

900145103

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)

Calculation of Filing Fee

Transaction Valuation	Amount Of Filing Fee
$9,918,482 (a)	$1,278 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 575,318 shares of common stock of the Fund (10% of the total number of shares outstanding on November 19, 2013) by $17.24 (98.5% of the net asset value per share of $17.50 as of the close of regular trading on the New York Stock Exchange on November 19, 2013).

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,591	Filing Party: The Turkish Investment Fund, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by The Turkish Investment Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on October 21, 2013 to add an additional exhibit for the purpose of announcing the final results of the tender offer, in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated October 21, 2013.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Letter to Stockholders.*
(a)(2)	None.
(a)(5)	Text of press release dated and issued on October 21, 2013.*
(a)(6)	Text of press release dated and issued on November 19, 2013.**
(a)(7)	Text of press release dated and issued on November 25, 2013 (filed herewith).
(b)	None.
(d)	None.
(g)	None.

*                 Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on October 21, 2013.

**          Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 19, 2013.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE Turkish Investment FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated: November 25, 2013

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